787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 16, 2023

VIA EDGAR

David Manion, Esq.

Deborah O’Neal, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BlackRock Funds V Registration Statement on Form N-14
(Securities Act File No. 333-271730)

Dear Mr. Manion and Ms. O’Neal:

On behalf of BlackRock Funds V (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on May 24, 2023 and June 8, 2023, regarding the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization (the “Reorganization”) of BlackRock Multi-Sector Opportunities Trust II (the “Target Fund”) into BlackRock Strategic Income Opportunities Portfolio, a series of the Registrant (the “Acquiring Fund”). The Reorganization would involve the transfer of all of the assets and certain stated liabilities of the Target Fund in exchange for Investor A shares of the Acquiring Fund.

The Staff’s comments are summarized below in italicized text. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. The Target Fund has reviewed this letter and has represented to the Registrant that any statements regarding the Target Fund are accurate. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Accounting Staff Comments

Comment No. 1:	Proxy Statement/Prospectus – Synopsis – Comparison of the Funds – Investment Advisory and Other Fees – Target Fund. In the penultimate paragraph of the

BRUSSELS     CHICAGO     FRANKFURT     HOUSTON     LONDON     LOS ANGELES     MILAN

NEW YORK     PALO ALTO     PARIS     ROME     SAN FRANCISCO     WASHINGTON

June 16, 2023

above-referenced sub-section, please mention that the fee takes into account voluntary waivers.

Response No. 1:	The requested change has been made.

Comment No. 2:

Statement of Additional Information – Supplemental Financial Information. Please revise the last sentence of the above-referenced section to include that there are also no material differences in the Target Fund’s and Acquiring Fund’s taxation and valuation policies.

Response No. 2:	The requested change has been made.

Disclosure Staff Comment

Comment No. 3:

Q&A – How do the Funds’ Investment Objectives and Principal Investment Strategies Compare? and Proxy Statement/Prospectus – Synopsis – Comparison of the Funds – Investment Objectives and Principal Investment Strategies – Principal Investment Strategies. The Staff notes that certain principal investment strategies of the Funds are more similar than they are different. Please consider revising the above-referenced subsections to present more clearly the similarities and differences of the Funds.

Response No. 3:	The requested change has been made.

* * * * * * * * *

Please do not hesitate to contact me at (212) 728-8037 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Stacey P. Ruiz

Stacey P. Ruiz

cc:	Janey Ahn, Esq., BlackRock Inc.

Bomi Lee, Esq., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

Christine Sun, Esq., Willkie Farr & Gallagher LLP